EXHIBIT 99.2

Exhibit 99.2

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426

(614) 766-1459 FAX

September 19, 2006

Mr. Paul J. Huml

Chief Operating Officer

TFS Financial Corp.

7007 Broadway Avenue

Cleveland Ohio 44105

Re:	Business Plan Proposal

Dear Mr. Huml:

This letter represents our proposal to prepare a complete three-year Business Plan (“Plan”) for Third Federal Savings and Loan Association of Cleveland and TFS Financial Corporation (collectively “Third Federal” or the “Association”) to fulfill the requirements of the Office of Thrift Supervision (“OTS”) relating to the Association’s minority stock offering (the “stock offering”). The Plan will focus on Third Federal’s new three-year pro formas, the impact of the stock offering on Third Federal and the planned use of proceeds.

Keller & Company is experienced in preparing business plans for filing with and approval by all regulatory agencies. We prepared thirty-four in 2002, thirty-two in 2003, thirty-three in 2004 and thirty-five in 2005, and all were approved. Third Federal’s Plan will be based on the format provided in the attached Exhibit A. We will prepare the three-year pro formas and each discussion section in accordance with regulatory requirements and based on your input. Our objective is to ensure that the Association’s Plan is in compliance with all applicable requirements, and that management and directorate are knowledgeable of and comfortable with the assumptions, commitments and projections contained in the Plan, making the Plan useful for the future. We have filed numerous Plans with the OTS in connection with the conversion and minority stock offerings and are familiar with their pre-filing requirements for business plans.

Exhibit B provides a sample set of pro formas. Third Federal’s pro formas will incorporate the most current interest rate projections available. Our procedure in preparing the Plan and three-year projections is to request key financial information, including the most recent TFR and CMR Reports, investment portfolio mix, recent lending activity, interest rate risk report, deposit activity, costs and yields and other data from Third Federal. Based on a review of this information, I will then schedule a time to meet with management to discuss the Association’s plans and expectations for the remainder of 2006, 2007,2008 and early 2009, focusing on such items as use of proceeds, deposit growth expectations, loan origination projections, new products and services, increases in general valuation allowance, capital expenditures, increases in fixed assets, investment strategy, expansion and branch plans, overhead expenses, board fees, fees and charges, total compensation, etc. We will then prepare financial projections tying the beginning figures to Third Federal’s September 30, 2006 TFR Report balances, incorporating the Association’s current yields on interest-earning assets and your current costs of interest-bearing liabilities. Assets and liabilities will be repriced based on their maturity period, with such items tied to rate indices and their yields and costs adjusting based on interest rate trends. The projections will be based on Third Federal’s actual performance in 2005 and year-to-date 2006, in conjunction with the input from discussions with management. We can

Mr. Paul J. Huml

September 19, 2006

introduce numerous scenarios for internal use as part of the preparation of the Plan to show the impact of alternative strategies and the impact of proceeds at any other levels rather than the midpoint as required by OTS.

With each set of pro formas, we will send Third Federal a discussion summary of the assumptions for easy review and comments (Exhibit C). After your review of the pro formas, we will make any adjustments that are required. When the pro formas are complete, we will provide the final pro forma financial statements, as well as pro formas for the mid-tier holding company (Exhibit D). The mid-tier holding company financials will recognize the current and projected income and expense activity of TFS Financial Corp.

With regard to the text of the Plan, we will complete each section in draft form for your review, and revise each section based on management’s comments and requests. We will also send a copy to the conversion counsel for their input and comments. The Plan will be in full compliance with all regulatory requirements. We will also prepare a quarterly comparison chart each quarter after the stock offering for presentation to the board, showing the quarterly variance in actual performance relative to projections and provide comments on the variance, at no charge.

Our fee for the preparation of the Plan text and pro formas is $33,000, plus out-of-pocket expenses not to exceed $700. The fee includes a retainer fee of $3,000 to be paid at the time of signing this agreement, which will be deducted from the total fee at the time of completion of the Plan. The total fee will be paid in three installments with $3,000 due at signing; $20,000 due upon filing, and $ 10,000 due upon regulatory approval.

I look forward to possibly working with the Association and its management and would be pleased to discuss our proposal or answer any questions.

Sincerely,

KELLER and COMPANY, INC.

/s/ Michael R. Keller
Michael R. Keller President

MRK:jmm

enclosure

Accepted this 26th day of SEPTEMBER 2006.

/s/ Marc A. Stefanski	/s/ Paul J. Huml
Marc A. Stefanski	Paul J. Huml
Chairman, Chief Executive Officer and President	Chief Operating Officer